================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
                                (AMENDMENT NO. 4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                       PRODIGY COMMUNICATIONS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                       PRODIGY COMMUNICATIONS CORPORATION
                                    (ISSUER)

                        SBC INTERNET COMMUNICATIONS, INC.
                                    (OFFEROR)

                             SBC COMMUNICATIONS INC.
                                    (OFFEROR)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 74283 P107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 WAYNE A. WIRTZ
                             SBC COMMUNICATIONS INC.
                              175 E. HOUSTON STREET
                              SAN ANTONIO, TX 78205
                                 (210) 351-3736
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 WITH A COPY TO:

                                JOSEPH B. FRUMKIN
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                             NEW YORK, NY 10004-2498
                                 (212) 558-4000
                                ----------------

                            CALCULATION OF FILING FEE

     Transaction Valuation(1): $495,605,306 Amount of Filing Fee(2): $99,125

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

         (2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                                     Amount Previously Paid:    $98,492
                                     Form or Registration No.:  Not applicable
                                     Filing Party:              SBC Internet Communications,
                                                                Inc.
                                                                SBC Communications Inc.
                                     Date Filed:                October 2, 2001 and October
                                                                19, 2001.

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

     issuer tender offer subject to Rule 13e-4.

|X|  going-private transaction subject to Rule 13e-3.

|X|  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:

================================================================================

---------------------------------
  CUSIP NO. 74283 P 10 7
---------------------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1.     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SBC Communications Inc.; I.R.S. Identification No. 43-1301883
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
     2                                                                  (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            AF, WC, 00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                      [ ]

----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     92,419,644
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     50,509,533
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            50,509,533 shares*
            * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 shares have agreed to vote with SBC with respect to certain matters. See Exhibit 1(xi) to Amendment No. 2 of the Schedule TO, Rule
              13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated
              October 18, 2001.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            41.77%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            HC, CO
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------
  CUSIP NO. 74283 P 10 7
-------------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1.     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            AF, WC, 00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     5      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     50,448,283
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     50,448,283
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            50,448,283 shares*
            * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 shares have agreed to tender their shares into SBC Internet's tender offer. See Exhibit 1(xi) to Amendment No. 2 of the Schedule TO,
              Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated
              October 18, 2001.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            41.72%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

    This Amendment No. 4 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO (as amended, the "Schedule TO") by SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation ("Prodigy"), at a purchase price of $6.60 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2001 (the "Offer to Purchase") as supplemented by the Supplement thereto, dated October 19, 2001 (the "Supplement"), and in the related Revised Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Amended Offer"). Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 4, which includes Prodigy as a filing party and incorporates the sections relating to Prodigy. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Supplement.

    ITEM 2.  SUBJECT COMPANY INFORMATION

    (b) At the end of the first paragraph in the Supplement under the caption "Introduction - Minimum Tender Condition" the following sentence is added:

         In addition, according to information provided by Prodigy, there are approximately 476,000 Shares subject to issuance at $6.60 or less under warrants granted by Prodigy.

    The first sentence of the second paragraph in the Supplement under the caption "Introduction - Minimum Tender Condition" is amended in its entirety to read as follows:

         Based on the foregoing, SBC Internet believes there are approximately 75,091,713 Shares outstanding on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $6.60 or less), excluding shares issued or issuable to SBC or its subsidiaries.

ITEM 4.  TERMS OF THE TRANSACTION

    (a) Purchaser and SBC agree that notwithstanding anything in the Amended Offer to the contrary, all conditions to the Amended Offer, other than those dependent upon necessary government approval, must be satisfied or waived before the Amended Offer expires.

    The second sentence of the second paragraph in the Supplement under the caption "Introduction - Minimum Tender Condition" is amended in its entirety to read as follows:

         Accordingly, SBC Internet believes that the Minimum Tender Condition would be satisfied if at least approximately 37,545,857 Shares are validly tendered prior to the Expiration Date.

    The second sentence in the second paragraph in Section 7 of the Supplement under the caption "The Merger Agreement - Vote Required to Approve Merger" is amended in its entirety to read as follows:

         Therefore, if at least approximately 67,582,542 Shares (computed on a fully diluted basis) are acquired pursuant to the Amended Offer or otherwise, SBC Internet will be able to and intends to, subject to the conditions set forth in Section 8 of this Supplement, take all necessary and appropriate action to effect the Merger as a "short-form" merger without a meeting of holders of Shares.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

    Item 2. SUBJECT COMPANY INFORMATION

    (f) Prodigy has not purchased any Shares during the past two years.

    Item 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    (a) and (c) Prodigy's purpose in recommending the Amended Offer and entering into the Merger Agreement is to facilitate completion of a transaction that it has concluded, based upon the determination and recommendation of the Special Committee, to be advisable for unaffiliated stockholders. Prodigy is doing so at this time because it is responding to an offer made by SBC and SBC Internet.

    SBC and SBC Internet are making the Amended Offer and entered into the Merger Agreement to acquire all of the equity interests in, and control of, Prodigy. SBC and SBC Internet are undertaking the transaction at this time for the reasons set forth in the Offer to Purchase under the heading "Special Factors - Purpose of the Offer; SBC Plans for Prodigy." SBC believes that it is in its business interests to own all of Prodigy as soon as possible so that SBC can quickly act to enhance Prodigy's high speed Internet access products in this fast-changing and highly competitive business environment.

    (d) As a result of the transaction, Prodigy will become an indirect wholly owned subsidiary of SBC.

    Under the terms of the Merger Agreement, prior to the Effective Time, all options to purchase Shares, whether or not then exercisable or vested, will be cancelled and entitle the holder thereof to receive an amount in cash equal to the product of (x) the total number of Shares subject to such options and (y) the excess of $6.60 over the exercise price per Share under such options. The directors and officers of Prodigy will receive payments in an aggregate amount of $1,884,913 for options covering 665,000 Shares pursuant to the provision described in the preceding sentence.

    Certain officers of Prodigy (Chris Coleman, Alexa Maros, Stephen Rys, Richard S. Walker and Daniel Iannotti) are parties to employment agreements with Prodigy pursuant to which, within 90 days of a change of control transaction, each such individual may elect to resign from his or her position and receive a severance payment in an amount equal to six months salary plus a prorated bonus and the cost of six months of health insurance. In addition, these individuals and three other individuals (Bruce Phillips, Rey Santelises and Bill Kirkner) are entitled to the severance payment described in the preceding sentence if their employment is terminated involuntarily or if their duties are significantly diminished.

    Prodigy has agreed to cease all offering periods under its Stock Purchase Plan effective November 15, 2001 and to terminate the Stock Purchase Plan immediately prior to the Effective Time.

    Reference is made to the information set forth under "Introduction", "Special Factors - Certain Effects of the Amended Offer" and Section 7 ("The Merger Agreement - Treatment of Options" and "The Merger Agreement - Treatment of Employee Benefits") of the Supplement.

    Item 8.  FAIRNESS OF THE TRANSACTION.

    (a) and (b) On October 17, 2001, the Special Committee unanimously determined that the Amended Offer and the Merger were fair to the unaffiliated Prodigy stockholders and that Prodigy would recommend to its unaffiliated stockholders that they accept the Amended Offer. The Special Committee also recommended that Prodigy's Executive Steering Committee and Board of Directors approve and adopt the Merger Agreement and the Merger. In making its determination and recommendation, the Special Committee considered numerous factors, including, without limitation, those set forth in Item 4(d) of the Amendment No. 2 to the Prodigy Schedule 14D-9 attached as Exhibit (a)(2)(iii) to Amendment No. 3 to Schedule TO/13e-3, dated October 19, 2001, as well as the additional factors described below.

o The historical and current market prices of the Shares and the fact that the Amended Offer price represents an 86% premium over the closing price on September 21, the last trading day prior to the announcement of the Original Offer, and a premium of 51%, 38% and 32%, respectively, over the 10, 20 and 30 day trading averages prior to the announcement, which premiums the Special Committee considered consistent with precedent transaction information provided by DBAB (as defined below).

o The trading history of the Shares and a comparison of such trading history with the stock trading histories of Earthlink (the only internet service provider that the Special Committee deemed comparable to Prodigy) and of stock market indices that were deemed relevant. Such trading history and comparison demonstrated that the Shares had significantly outperformed Earthlink and other stock market indices, particularly since May, 2001, suggesting to the Special Committee that the Amended Offer price, including the premium included therein, was fair.

o Prodigy's business, financial condition, results of operation, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects in light of the unsettled general economic conditions and the unstable industry conditions under which Prodigy is operating. The Special Committee specifically noted that Prodigy's financial condition, results of operation and prospects were substantially dependent on its strategic relationships with SBC and Telmex which are terminable in 2009 and 2003, respectively, thereby creating substantial uncertainty with respect to Prodigy's future.

o The current and prospective conditions and trends in Prodigy's industry and the anticipated effect of such conditions and trends on Prodigy's business and its stockholders. The Special Committee specifically noted that Prodigy competes with numerous larger companies in its industry, many of which have access to substantially greater financial resources, and that the competitive atmosphere in the internet industry had recently resulted in several consolidations and business failures.

o The presentation of Deutsche Banc Alex. Brown Inc. ("DBAB") to the Special Committee at its meeting on October 17, 2001, as to various financial and other matters relevant to the Special Committee's consideration, a copy of which is filed as Exhibit 10 to the Prodigy
         Schedule 14D-9.

o The opinion of DBAB as of October 17, 2001, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the $6.60 per share in cash to be received by the holders of Shares, other than SBC and its affiliates, in the Amended Offer and the Merger is fair, from financial point of view, to such stockholders. The full text of DBAB's Fairness Opinion is filed as Exhibit 11 to the Prodigy Schedule 14D-9.

o The fact that the Amended Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by the Merger for the same consideration, thereby enabling Prodigy's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares, while as a procedural matter preserving for shareholders who might wish to do so the right to obtain a judicial appraisal of the value of their Shares.

o The Special Committee's assessment that there was a high likelihood of the prompt consummation of the Amended Offer and the Merger, based upon the limited conditions to the consummation of the Amended Offer and the Merger and the likelihood that such conditions would be satisfied in a timely manner.

o The representation of SBC that it will have sufficient funds to consummate the Amended Offer and the Merger and the fact that the Amended Offer and the Merger are not subject to a financing condition.

o The availability of, and the comparative risks and benefits to Prodigy's stockholders from pursuing, other strategic alternatives to maximize stockholder value, including remaining independent and executing Prodigy's long-term strategic plan. The Special Committee noted that given the importance of the SBC business relationships and the SBC representation on Prodigy's Executive Steering Committee, any disposition of Prodigy to a third party without the support of SBC was extremely unlikely and that under such circumstances it was not feasible for the Special Committee to, and it did not request DBAB to, solicit third party indications of interest for the acquisition of Prodigy or its business.

o The judgment of the Special Committee, based on extensive arm's length negotiations with SBC, that the Amended Offer price represented the highest price that SBC would be willing to pay in the Amended Offer. The Special Committee believed that further negotiations with SBC could cause SBC to abandon the Offer, with the resulting possibility that the market price for the Class A Common Stock could fall.

o The advice of Prodigy's legal advisors with respect to the terms of the Merger Agreement, the Amended Offer and the Merger, which the Special Committee was advised were customary for transaction such as the Amended Offer and Merger.

    The Special Committee did not consider the relationship of the Amended Offer price to Prodigy's liquidation value or net book value. The Special Committee does not believe liquidation value is relevant because substantial value results from continuing Prodigy as a going concern and any liquidation would destroy that value. In addition, the Special Committee believes the history of liquidations of internet related businesses demonstrates how little value is realizable on liquidation of such businesses and does not believe Prodigy has significant assets that could be liquidated. In addition, the Special Committee does not believe that net book value has any meaningful relation to the economic value of the Shares, particularly because a majority of Prodigy's assets are intangible assets. Out of approximately $648 million in total assets at June 30, 2001, $487 million of Prodigy's assets were goodwill and other intangibles that cannot readily be monetized. The Special Committee considered the analysis of discounted cash flow prepared by DBAB, based upon Prodigy's management cash flow forecasts, as measures of Prodigy's going concern value. As reflected in the analysis, the midranges of the discounted cash flows supported the fairness of the Amended Offer price and the Merger. The Special Committee did not consider any other firm offers to acquire Prodigy, of which the Special Committee was aware of none.

    All references in the Supplement under the caption "Special Factors - Purchaser's and SBC's Position Regarding the Fairness of the Amended Offer" to "Prodigy's stockholders who are not affiliated with Purchaser and SBC" are hereby amended to read "unaffiliated stockholders". The Telmex Affiliates are "unaffiliated stockholders" as the term relates to SBC, even though the Telmex Affiliates are affiliates of Prodigy.

    In connection with the belief of Purchaser and SBC as to the fairness of the Amended Offer and the Merger to unaffiliated stockholders, Purchaser and SBC have not independently considered with respect to fairness of the Amended Offer:

o the going concern value of Prodigy in that no analysis was performed to quantify such value, although as previously noted, Purchaser and SBC do believe the going concern value of Prodigy should exceed its liquidation value; and

o the opinion or report of Deutsche Banc Alex. Brown Inc., dated October 17, 2001 and October 16, 2001, respectively and filed as Exhibits
         (c)(1)(i) and (c)(1)(ii), respectively, to Amendment No. 3 to Schedule TO/13e-3, dated October 19, 2001, because Purchaser and SBC were not provided with such opinion or report prior to determining their belief with respect to the fairness of the Amended Offer. As previously noted, Purchaser and SBC did consider in determining its belief with respect to the fairness of the Amended Offer the knowledge that a customary fairness opinion and report had been received by the Special Committee.

   (e) Prodigy's Board of Directors did not make its own fairness determination as to the Amended Offer but, in accordance with the DGCL, delegated to the Special Committee the authority of the Board of Directors to consider the SBC tender offer and to discuss, negotiate and reach agreement on a merger agreement between Prodigy and SBC subject to the Board's ultimate approval. Prodigy's recommendation that stockholders tender into the Amended Offer is based upon the determination of the Special Committee which has the full authority of the Prodigy Board of Directors to act in this respect. Under its Certificate of Incorporation and Delaware law, Prodigy could not merge without the unanimous consent of the Executive Steering Committee and the approval of the Board of Directors. The Executive Steering Committee, acting on the recommendation of the Special Committee, approved the Merger for purposes of Prodigy's Certificate of Incorporation. The Board of Directors accepted the determinations and recommendations of the Special Committee and, based on those determinations and recommendations, approved and adopted the Merger Agreement and the Merger. The SBC-designated directors on Prodigy's Board of Directors did not vote on such action. Prodigy's letter transmitting its position to its stockholders was attached as Exhibit 12 to Amendment No. 2 to Schedule 14D-9, dated October 19, 2001, which in turn was filed as Exhibit (a)(2)(iii) to Amendment No. 3 to Schedule TO/13e-3, dated October 19, 2001.

    Item 12.  THE SOLICITATION OR RECOMMENDATION.

    (e) See Items 8(a), (b) and (e) above, which are incorporated herein by reference to the extent they relate to the recommendation or solicitation by Prodigy.

                                  SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SBC INTERNET COMMUNICATIONS, INC.



                                            By: /s/ Richard C. Dietz
                                               ---------------------------------
                                               Name: Richard C. Dietz
                                               Title: President


                                            SBC COMMUNICATIONS INC.



                                            By: /s/ James S. Kahan
                                               ---------------------------------
                                               Name: James S. Kahan
                                               Title: Senior Executive Vice
                                               President - Corporate Development

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Item 13 of this statement is true, complete and correct.


                                            PRODIGY COMMUNICATIONS CORPORATION



                                              By: /s/ Daniel Iannotti
                                                 -------------------------------
                                                 Name: Daniel Iannotti
                                                 Title: Senior Vice President,
                                                 General Counsel & Secretary


Dated: October 26, 2001

                                  EXHIBIT INDEX

          EXHIBIT                                                 DESCRIPTION
          -------                                                 -----------

       (a)(1)(i)*      Offer to Purchase dated October 2, 2001.

       (a)(1)(ii)*     Letter of Transmittal.

       (a)(1)(iii)*    Notice of Guaranteed Delivery.

       (a)(1)(iv)*     Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                       Nominees.

       (a)(1)(v)*      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                       Nominees.

       (a)(1)(vi)*     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (a)(1)(vii)*    Summary Advertisement as published on October 2, 2001.

       (a)(1)(viii)*   Press Release issued by SBC on September 21, 2001.

       (a)(1)(ix)*     Press Release issued by SBC on October 15, 2001.

       (a)(1)(x)*      Press Release issued by SBC and Prodigy, dated October 18, 2001.

       (a)(1)(xi)*     Letter Agreement, dated October 17, 2001, between SBC and each of Telefonos de Mexico, S.A. de
                       C.V., Carso Global Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC.

       (a)(1)(xii)*    Supplement to the Offer to Purchase, dated October 19, 2001.

       (a)(1)(xiii)*   Revised Letter of Transmittal.

       (a)(1)(xiv)*    Revised Notice of Guaranteed Delivery.

       (a)(1)(xv)*     Revised Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies
                       and Other Nominees.

       (a)(1)(xvi)*    Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                       Other Nominees.

       (a)(1)(xvii)*   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (a)(2)(i)*      Solicitation/Recommendation Statement on Schedule 14D-9, dated October 16, 2001.

       (a)(2)(ii)*     Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated October 18,
                       2001.

       (a)(2)(iii)*    Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated October 19,
                       2001.

       (a)(5)(i)*      Complaint of Leonard Schwartz, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(ii)*     Complaint of Rose Meisner, on behalf of herself and all others similarly situated, against
                       Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of
                       Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(iii)*    Complaint of Mary Jane Crescente, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(iv)*     Complaint of Rolling Investor Group, Inc., individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(v)*      Complaint of Bertha Mandelbaum, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(vi)*     Complaint of Katy Lemberg, individually and on behalf of all others similarly situated, against
                       SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on
                       September 24, 2001.

       (a)(5)(vii)*    Complaint of Fishel Rispler, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(viii)*   Complaint of Barry Feldman, individually and on behalf of all others similarly situated, against
                       Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of
                       Chancery of the State of Delaware on September 24, 2001.

       (a)(5)(ix)*     Complaint of Joseph Leone, individually and on behalf of all others similarly situated, against
                       SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on
                       September 24, 2001.

       (a)(5)(x)*      Complaint of Toby R. Madison, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 26, 2001.

       (a)(5)(xi)*     Complaint of Thomas Ford, individually and on behalf of all others similarly situated, against
                       Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of
                       Chancery of the State of Delaware on September 26, 2001.

       (a)(5)(xii)*    Complaint of Hans Kastensmith, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et. al. filed in the Court of Chancery of the State of Delaware on September 28, 2001.

       (a)(5)(xiii)*   Memorandum of Understanding, dated October 17, 2001.

       (c)(1)(i)*      Report of Goldman, Sachs & Co. to SBC Communications Inc., dated June 19, 2001.

       (c)(1)(ii)*     Opinion of Deutsche Banc Alex. Brown Inc., dated October 17, 2001 (incorporated herein by reference to Exhibit 11 to Solicitation/Recommendation Statement (Amendment No. 2), dated
                       October 19, 2001).

       (c)(1)(iii)*    Report of Deutsche Banc Alex. Brown Inc., dated October 16, 2001 (incorporated herein by reference to Exhibit 10 to Solicitation/Recommendation Statement (Amendment No. 2), dated
                       October 19, 2001)).

       (d)(1)*         Agreement and Plan of Merger, dated October 17, 2001.

       (f)(1)*         Section 262 of the Delaware General Corporation Law
                       (included as Schedule D of the Offer to Purchase filed thereto as Exhibit (a)(1)(i)).

--------------------------
       * Previously filed.
                                     -10-